SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

               Under the Securities Act of 1934

                DUKE REALTY LIMITED PARTNERSHIP
                       (Name of Issuer)

                     LIMITED PARTNER UNITS
                (Title of Class of Securities)

                              N/A
                        (CUSIP Number)

---------------------------------------------------------------
CUSIP NO.:  N/A
---------------------------------------------------------------
(1)  Names of reporting persons .............  Thomas L. Hefner
     S.S. or I.R.S. Identification  Nos. of
     above persons ..........................   ###-##-####
---------------------------------------------------------------
(2)  Check the appropriate box if a member
of a group                                        (a)
                                               ------------
                                                  (b)  x
                                               ------------
---------------------------------------------------------------
(3)  SEC use only ..................................
---------------------------------------------------------------
(4)  Citizenship or place of organization ...... United States
---------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (5)  Sole voting power .......................   289,753
---------------------------------------------------------------
     (6)  Shared voting power ..................... 1,447,686
---------------------------------------------------------------
     (7)  Sole dispositive power ..................   289,753
---------------------------------------------------------------
     (8)  Shared dispositive power ................ 1,447,686
---------------------------------------------------------------
(9)  Aggregate amount beneficially owned by each
     reporting person ............................  1,737,439
---------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes
     certain shares (see instructions) .............
---------------------------------------------------------------
(11) Percent of class represented by amount in Row (9)  47.0%
---------------------------------------------------------------
(12) Type of reporting person (see instructions) ..        IN
---------------------------------------------------------------



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ITEM 1(a) Name of issuer:   Duke Realty Limited Partnership

ITEM 1(b) Address of issuer's principal
          executive offices:  8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

ITEM 2(a) Name of person filing:   Thomas L. Hefner

ITEM 2(b) Address of principal business
          office or, if none, residence:
                              8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

ITEM 2(c) Citizenship:   United States

ITEM 2(d) Title of class of securities: Limited Partner Units

ITEM 2(e) CUSIP No.:     N/A

ITEM 3    If this statement is filed pursuant to Rules 13d-
          1(b), or 13d-2(b), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Act.
(b)  / /  Bank as defined in section 3(a)(6) of the Act.
(c) / / Insurance company as defined in section 3(a)(19) of the Act.
(d) / / Investment company registered under section 8 of the Investment Company Act.
(e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).
(g)  / /  Parent holding company, in accordance with
          section 240.13d-1(b)(ii)(G).
(h)  / /  Group, in accordance with section 240.13d-
          1(b)(ii)(H).

     Not applicable.

ITEM 4    OWNERSHIP
(a)  Amount beneficially owned:    1,737,439

(b)  Percent of class:   47.0%

(c)  Number of shares as to which such person has:

      (i) Sole power to vote or direct the vote:  289,753
     (ii) Shared power to vote or direct the vote:
          1,447,686*
    (iii) Sole power to dispose or to direct the disposition
          of: 289,753
     (iv) Shared power to dispose or to direct the disposition
          of: 1,447,686*
          --------------
*Consists of Limited Partner Units owned by DMI Partnership and Park 100 Investors, Inc.
                             - 3 -

ITEM 5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following / / .

ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER
PERSON.

      Not applicable.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

      Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

      Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10   CERTIFICATION

      Not applicable.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 1997        /s/  Thomas L. Hefner
                                   ----------------------------
                                        Thomas L. Hefner














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